Exhibit 8.1
List of Subsidiaries as of December 31, 2022

Name	Country of incorporation

Urugus S.A.	Uruguay
Nettar S.A.	Uruguay
Telluric Ltd.	Israel
Satellogic V. Inc.	United States
Satellogic USA, Inc.	United States
Satellogic S.A.	Argentina
Satellogic Solutions S.L.	Spain
Satellogic China, LTD	China
Satellogic North America LLC	United States
Satellogic Netherlands B.V.	The Netherlands